

Mail Stop 3628

August 13, 2010

Via Facsimile 415-677-6262 and U.S. Mail
Mr. Brent Donaldson
Series B (CPA 14) of Tender Investors, LLC
c/o Tender Investors Manager LLC
6114 La Salle Ave. #345
Oakland, CA 94611

>   **Re:** **Corporate Property Associates 14 Incorporated**
>   **Schedule TO-T/A**
>   **Filed August 12, 2010**
>   **by Series B (CPA 14) of Tender Investors, LLC, Tender Investors**
>   **Manager LLC and Apex Real Estate Advisors, LLC**
>   **File No. 5-62281**

Dear Mr. Donaldson:

We have limited our review of the amended filing to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T/A

General

1. We refer to the amendment to Schedule TO filed on August 12, 2010 purporting to terminate the offer. As the filing persons are aware, a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. Further, an offer may only be terminated pursuant to the specified conditions outlined. Please amend the filing and revise to specify the condition(s) triggered that allowed the bidders to terminate the offer. We may have further comment.

2. We note in correspondence submitted on August 12, 2010 that you have not provided responses to certain of the comments in the staff letter dated August 10, 2010 because you believe such issues have been rendered moot with the termination of the offer. We disagree and reissue prior comments 2,7,12 and 13. We await your supplemental responses to these comments.

3. We note your letter to us that was submitted on August 12, 2010 that is dated July 6, 2010. Please file all correspondence on EDGAR and ensure that such correspondence is correctly dated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Edward Deibert, Esq.
Howard, Rice, Nemerovski, Canady, Falk, & Rabkin PC